                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               DT Industries, Inc.
                     ---------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)


                                    23333J108
                                -----------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------

CUSIP NO.   23333J108
            ---------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
         Above Persons
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2)       Check the Appropriate Box if a
         Member of a Group                    (a)
                                                  -------------------
         (See Instructions)                   (b)
                                                  -------------------
--------------------------------------------------------------------------------

3)       SEC Use only
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4)       Citizenship or Place of
         Organization                          ILLINOIS
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Number of Shares    (5)  Sole Voting Power                   816,100
                                                       -----------------
Beneficially        (6)  Shared Voting Power                   0
                                                       -----------------
Owned by            (7)  Sole Dispositive Power              862,000
                                                       -----------------
Each Reporting      (8)  Shared Dispositive Power                  0
                                                       -----------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                       862,500
                                                       -----------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
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11)      Percent of Class Represented
         by Amount in Row 9                                     8.63%
                                                       -----------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                      HC
                                                       -----------------
--------------------------------------------------------------------------------

SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 4

Item 1(a)   Name of Issuer:                            DT Industries, Inc.
                                                       ------------------------

Item 1(b)   Address of Issuer's principal executive
             offices:                                  Corporate Center
                                                       ------------------------
                                                       Suite 2-300
                                                       ------------------------
                                                       1949 East Sunshine
                                                       ------------------------
                                                       Springfield, MO 65804
                                                       ------------------------

Item 2(a)   Name of person filing:             BANK ONE CORPORATION

Item 2(b)   Address of principal business office or,    One First National Plaza
            if none residence:                          Chicago, IL 60670

Item 2(c)   Citizenship:                          Not Applicable

Item 2(d)   Title of class of securities:             Common Stock
                                                  ----------------------

Item 2(e)   CUSIP No.:                                23333J108
                                                  ----------------------

Item 3.     This statement is filed pursuant to Rule 13d-1(c).

Item 4.     Ownership

            This beneficial ownership by BANK ONE CORPORATION with respect
            to common shares of         DT Industries, Inc.
                                -----------------------------------------
                                                                         :
            -------------------------------------------------------------

              (a)  Amount beneficially owned:                862,500
                                                       ----------------
              (b)  Percent of class                          8.63%
                                                       ----------------

              (c)  Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:    816,100
                                                                     ---------
                   (ii)  Shared power to vote or to direct the vote:     0
                                                                     ---------
                   (iii) Sole power to dispose or to direct the
                         disposition of:                              862,000
                                                                     ---------
                   (iv)  Shared power to dispose or to direct the
                         disposition of:                                 0
                                                                     ---------

Item 5.  Ownership of 5 percent or less of a Class.                     N/A
                                                                     ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.  N/A
                                                                     ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                              First National Bank of Chicago
                              NBD Bank (Indiana, NA)
                              NBD Bank (Michigan)
                              Pegasus Funds

Item 8.  Identification and Classification of Members of the Group.     N/A
                                                                     ---------

Item 9.  Notice of Dissolution of Group.                                N/A
                                                                     ---------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------

                                                BANK ONE CORPORATION

                                       By:      /s/ DAVID J. KUNDERT
                                                David J. Kundert
                                                EXECUTIVE VICE PRESIDENT